EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is effective as of March 6, 2018 (the “Effective Date”) and between Fraud Protection Network, Inc. (the “Company”) and David Hexter (the “Executive”).

WHEREAS, the Company desires to employ the Executive and to ensure the continued availability to the Company of the Executive’s services; and

WHEREAS, the Executive is willing to accept such employment and render such services, all upon and subject to the terms and conditions contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth in this Agreement, and intending to be legally bound, the Company and the Executive agree as follows:

1.        Representations and Warranties. The Executive hereby represents and warrants to the Company that he (i) is not subject to any written non-solicitation or non-competition agreement affecting his employment with the Company (other than any prior agreement with the Company), (ii) is not subject to any written confidentiality or nonuse/nondisclosure agreement affecting his employment with the Company (other than any prior agreement with the Company), and (iii) has brought to the Company no trade secrets, confidential business information, documents, or other personal property of a prior employer.

2.	Term of Employment.

(a) Term. The Company hereby employs the Executive, and the Executive hereby accepts employment with the Company for a period of commencing March 6, 2018, until February 28, 2021 (the “Term”).

(b) Continuing Effect. Notwithstanding any termination of this Agreement, at the end of the Term or otherwise, Section 7 shall remain in full force and effect and shall be binding upon the legal representatives, successors and assigns of the Executive.

3.	Duties.

(a) General Duties. The Executive shall serve as the Chief Financial Officer of the Company, with duties and responsibilities that are customary for such executives. The Executive shall also perform services for such subsidiaries of the Company as may be necessary and as may be agreed by the Company and the Executive.

(b) Location of Office. The Executive’s principal business office shall be at the Company’s Hallandale, Florida offices. However, the Executive’s job responsibilities shall include all business travel necessary to the performance of his job.

(c) Adherence to Inside Information Policies. The Executive acknowledges that the Company is publicly-held and, as a result, has implemented inside information policies designed to preclude its executives and those of its subsidiaries from violating the federal securities laws by trading on material, non-public information or passing such information on to others in breach of any duty owed to the Company, or any third party. The Executive shall promptly execute any agreements generally distributed by the Company to its employees requiring such employees to abide by its inside information policies.

4.	Compensation and Expenses.

(a) Salary. For the services of the Executive to be rendered under this Agreement, the Company shall pay the Executive an annual base salary (the “Base Salary”), payable in accordance with the Company’s normal payroll practices, as follows:

(i)  The Executive’s Base Salary, beginning on March 6, 2018 through February 28, 2019 (“Year One”), shall be $180,000 (“Year One Base Salary”). The Executive shall receive in lieu of $100,000 of the Year One Base Salary 200,000 stock options, exercisable for a period of seven years after the Effective Date at $1.25 per share. These stock options shall vest monthly over Year One of the Term. The Executive shall receive the remaining $80,000 of the Year One Base Salary in the form of cash compensation which shall be paid monthly in arrears.

(ii)  The Executive’s Base Salary, beginning on March 1, 2019 through February 29, 2020 (“Year Two”), shall be $200,000 per annum ($16,666.67 per month) (“Year Two Base Salary”). If in any month in Year Two, the Company has gross monthly revenues of less than $416,667 (the “Revenue Minimum”), the following month the Executive’s monthly cash compensation shall be reduced to $10,416.67 ($125,000 on an annual basis) and the remaining monthly portion shall be compensated in the form of 12,500 stock options exercisable for a period of seven years at the closing price of the Company’s common stock on the principal trading market on the last trading day of the prior month (“FMV”). For example, if in July 2019, the Company does not meet the Revenue Minimum, the Executive’s compensation for August 2019 shall be $10,416.67 and he shall receive 12,500 stock options exercisable at the closing price of the Company’s common stock on July 31, 2019. If the Company’s revenue is in excess of the Revenue Minimum in August 2019, the Executive’s September 2019 cash compensation shall be $16,666.67.

(iii) The Executive’s Base Salary, beginning on March 1, 2020, through February 28, 2021 (“Year Three”) shall be $220,000 per annum ($18,333.33 per month) (“Year Three Base Salary). If in any month in Year Three, the Company has gross monthly revenues of less than the Revenue Minimum, the following month the Executive’s monthly cash compensation shall be reduced to $12,500 ($150,000 on an annual basis) and the remaining monthly portion shall be compensated in the form of 12,500 stock options exercisable for a period of seven years at FMV. If the Company exceeds the Revenue Minimum during any calendar month in Year Three, the Executive’s compensation for the following month shall be the Year Three Base Salary of $18,333.33 in cash compensation.

(iv) The stock options issued pursuant to this Section 4(a) shall have identical registration rights provided to the Options under Section 4(c) below. Additionally, all stock options (including the Options) issued pursuant to this Agreement and any award agreement related thereto shall have and provide for: (i) cashless or net exercise rights and (ii) adjustments to the amounts and exercise price in the event of a stock split, combination, dividend or other similar event affecting the number of shares outstanding.

(b) Bonus. At the Board’s discretion, the Executive shall receive a cash or equity bonus (“Bonus”) not to exceed fifty percent (50%) of Base Salary during any calendar year in which the Board elects.

(c) Stock Options. The Company shall grant the Executive 300,000 seven-year stock options (“Options”) exercisable at $1.25 per share. These Options shall vest in thirty-six equal monthly increments with the first vesting date being March 31, 2018, subject to continued employment on each applicable vesting date. If the Company files a Registration Statement on Form S-8 (“S-8”) registering the Company’s equity or any equity incentive plan, the Company hereby agrees to include the Options and the shares underlying the Options and name the Executive as a selling shareholder (and list the Options as offered shares) as required under the S-8 instructions in order to enable the Options and the shares underlying the Options to be exercised and sold under the S-8. Executive acknowledges that while it serves as the Company’s Chief Executive Officer, it remains subject to the volume limitations of Rule 144 of the Securities Act regardless of the Company’s registration of its Options and underlying shares.

(d) Expenses. In addition to any compensation received pursuant to this Section 4, the Company will reimburse or advance funds to the Executive for all pre-approved travel, entertainment and miscellaneous expenses incurred in connection with the performance of his duties under this Agreement, provided that the Executive properly provides a written accounting of such expenses to the Company in accordance with the Company’s practices. Upon any termination of this Agreement, the Company shall reimburse the Executive for any pre-approved expenses incurred prior to the effective date of termination in accordance with this Section 4.

5.	Employee Benefit Programs; D&O Insurance.

(a) The Executive is entitled to participate in any pension, 401(k), or other employee benefit plan that is maintained by the Company for its executives, including programs of life and medical insurance and reimbursement of membership fees in professional organizations. Upon any termination of this Agreement, the Executive will be entitled to any benefits accrued under any applicable benefit plans and programs of the Company.

(b) The Company will provide and maintain a D&O liability insurance policy covering the Executive in his capacity as an officer of the Company and any of its affiliates until such time as actions against the Executive are no longer permitted by law but for at least five years after the termination of Executive’s service as officer, director or manager, with terms and conditions no less favorable (including, without limitation, with respect to scope, exclusions, amounts and deductibles) than the most favorable coverage then applying to any current or future senior level executive officer or director of the Company, provided that such coverage is no less favorable than the D&O liability coverage in effect for the Company’s officers and directors on the date hereof. The Company agrees to provide the Executive with evidence of such coverage upon his request.

6.	Termination. This Agreement shall terminate (the “Termination Date”) as set forth below.

(a) Death or Disability. Except as otherwise provided in this Agreement, this Agreement shall automatically terminate upon the death or disability of the Executive. For purposes of this Section 6(a), “disability” shall mean (i) the Executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death, or last for a continuous period of not less than 12 months; (ii) the Executive is, by reason of any medically determinable physical or mental impairment that can be expected to result in death, or last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three  months under an accident and health plan covering employees of the Company; or (iii) the Executive is determined to be totally disabled by the Social Security Administration. Any question as to the existence of a disability shall be determined by the written opinion of the Executive’s regularly attending physician (or his guardian) (or the Social Security Administration, where applicable). In the event of the death of the Executive, the Executive’s estate shall receive any unpaid, earned compensation and benefits due the Executive and this Agreement shall terminate. In the event that the Executive’s employment is terminated by reason of Executive’s death or disability, the Company shall pay the following to the Executive or his estate: (i) any accrued but unpaid Base Salary for services rendered to the date of termination, (ii) any accrued but unpaid expenses required to be reimbursed under this Agreement, (iii) any earned but unpaid Bonus for any period ended prior to the date of termination, and (iv) any earned but unpaid Bonus for the period in which the death or disability occurs (to the extent it can be calculated). The Executive (or his estate) shall receive the payments provided herein at such times he would have received them if there was no death or disability. Additionally, if the Executive’s employment is terminated because of disability, any benefits to which the Executive may be entitled pursuant to Section 5(a) hereof shall continue to be paid or provided by the Company for one year following the date of termination.

(b) Termination by the Company for Cause or by the Executive Without Good Reason. The Company may terminate the Executive’s employment pursuant to the terms of this Agreement at any time for Cause (as defined below) by giving the Executive written notice of termination. Such termination shall become effective upon the giving of such notice. Upon any such termination for Cause, or in the event the Executive terminates his employment with the Company without “Good Reason,” as defined below, then the Executive shall have no right to compensation, or reimbursement of expenses under Section 4, or to participate in any Executive benefit programs under Section 5(a), except as may otherwise be provided for herein or by law, for any period subsequent to the effective date of termination. For purposes of this Agreement, “Cause” shall mean: (i) the Executive is convicted of a felony involving (A) dishonesty or fraud relating to the business of the Company or any of its affiliates, or (B) the embezzlement of funds or property of any person or entity, including the Company or any of its affiliates; (ii) the Executive, in carrying out his duties hereunder, has been found in a civil action to have committed gross negligence or intentional misconduct resulting, in either case, in material harm to the Company; (iii) the Executive becomes subject to a preliminary or permanent injunction issued by a United States District Court enjoining the Executive from violating any securities law administered or regulated by the Securities and Exchange Commission (the “SEC”); (iv) the Executive becomes subject to a cease and desist order or other order issued by the SEC after an opportunity for a hearing; (v) the Executive has been found in a civil action to have materially breached any provision of Section 7 and to have thereby caused material harm to the Company; (vi) the Company has been required to restate any of its financial statements filed with the SEC as a result of the Executive’s gross negligence or willful misconduct; or (vii) the Executive has materially failed to perform his duties hereunder. The Executive shall have 10 business days from the delivery of written notice by the Company within which to cure any acts constituting Cause; provided, however, that if the Company reasonably expects irreparable injury from a delay of 10 business days, the Company may give notice of such shorter period within which to cure as is reasonable under the circumstances.

(c) Termination by the Executive for Good Reason or by the Company without Cause. The Executive may terminate this Agreement for Good Reason (as defined below). In the event the Executive terminates this Agreement for Good Reason or the Company terminates the Executive’s employment without Cause the Executive shall be entitled to the following: (i) any accrued but unpaid Base Salary through the termination date, (ii) an amount equal to one month of Base Salary plus an additional one month of Base Salary for every six-month period that the Executive provides services during the Term (not to exceed four months); (iii) any accrued but unpaid expenses required to be reimbursed under this Agreement; (iv) any earned but unpaid Bonus for any period ended prior to the date of termination; (v) any earned but unpaid Bonus for the period in which termination occurs (to the extent it can be calculated); The term “Good Reason” shall mean: (i) a change in the Executive’s title or a diminution in the Executive’s authority, duties or responsibilities (unless the Executive has agreed to such change or diminution); (ii) any reduction in compensation or material reduction in benefits of the Executive (unless the Executive has agreed to such reduction or as otherwise provided in this Agreement); (iii) the relocation of the Company’s offices more than 20 miles from their current location in Hallandale, Florida (unless the Executive has agreed to such relocation); or (iv) any other action or inaction that constitutes a material breach by the Company under this Agreement, it being understood that the Company’s failure to make any payments due under Section 4 is a material breach hereunder. Prior to the Executive terminating his employment with the Company for Good Reason, Executive must provide written notice to the Company, within 90 days following the initial existence of such condition, that such Good Reason exists, setting forth in detail the grounds the Executive believes constitute Good Reason. If the Company does not cure the condition(s) constituting Good Reason within 30 days following receipt of such notice, then the Executive’s employment shall be deemed terminated for Good Reason. The Executive shall receive the payments provided herein at such times he would have received them if there was no termination.

(d) Change in Control Termination. Notwithstanding any other provision contained herein, if the Executive’s employment hereunder is terminated by the Executive for Good Reason or without Cause (other than on account of the Executive’s death or Disability), in each case within 12 months following a Change in Control, the Executive shall be entitled to receive a lump sum payment equal to the sum of the Executive’s Base Salary for the year in which the Termination Date occurs.

(e) For purposes of this Agreement, “Change in Control” shall mean:

(i) one person (or more than one person acting as a group) acquires ownership of stock of the Company that, together with the stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of such corporation; provided that, a Change of Control shall not occur if any person (or more than one person acting as a group) owns more than 50% of the total fair market value or total voting power of the Company’s stock and acquires additional stock;

(ii) one person (or more than one person acting as group) acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition) ownership of the Company’s stock possessing 30% or more of the total voting power of the stock of such corporation;

(iii) a majority of the members of the Board are replaced during any twelve-month period by directors whose appointment or election is not endorsed by a majority of the Board before the date of appointment or election; or

(iv) the sale of all or substantially all of the Company’s assets.

Notwithstanding the foregoing, a Change in Control shall not occur unless such transaction constitutes a change in the ownership of the Company, a change in effective control of the Company, or a change in the ownership of a substantial portion of the Company’s assets under Section 409A. Additionally, for the avoidance of doubt, any ownership change of Mr. Edward Margolin (or his affiliates) shall not be deemed a Change in Control under this Agreement.

7.	Non-Disclosure of Confidential Information.

(a) Confidential Information. Executive acknowledges that while employed by the Company, it will hold a position of trust and confidence. The Company has provided and will provide Executive with Confidential Information in connection with his service as the Chief Financial Officer of the Company and will continue to do so during Executive’s service as a director of the Company. Executive shall hold in a fiduciary capacity for benefit of the Company and its affiliates, and shall not, except as may be required to perform Executive’s duties hereunder or as required by applicable law, without limitation in time, communicate, divulge, disseminate, disclose to others or otherwise use, whether directly or indirectly, any Confidential Information. “Confidential Information” shall mean information about the Company or any of its subsidiaries or affiliates, and their respective businesses, employees, consultants, contractors, suppliers, clients and customers that is not disclosed by the Company or any of its subsidiaries or affiliates for financial reporting purposes and that was learned by Executive in the course of employment by the Company or any of its subsidiaries or affiliates, including (without limitation) any proprietary knowledge, trade secrets, data, processes, methods, research, secret data, costs, names of users or purchasers of the Company’s respective products or services, business methods, operating procedures, software and hardware programs or programs or methods of promotion and sale, information relating to financial matters, accounting or tax strategies and data, information and client, distributor and customer lists and all papers, resumes, and records (including computer records) of the documents containing such Confidential Information. For purposes of this Section, information shall not cease to be Confidential Information merely because it is embraced by general disclosures for financial reporting purposes or because individual features or combinations thereof are publicly available. Notwithstanding the foregoing provisions, if Executive is required to disclose any such confidential or proprietary information pursuant to applicable law or a subpoena or court order, Executive shall promptly notify the Company in writing of any such requirement so that the Company may seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions hereof. Executive shall reasonably cooperate with the Company to obtain such a protective order or other remedy. If such order or other remedy is not obtained prior to the time Executive is required to make the disclosure, or the Company waives compliance with the provisions hereof, Executive shall disclose only that portion of the confidential or proprietary information which he is advised by legal counsel approved by the Company that he is legally required to so disclose. Executive acknowledges that such Confidential Information is specialized, unique in nature and of great value to the Company and its subsidiaries or affiliates, and that such information gives the Company and its subsidiaries or affiliates a competitive advantage. Executive agrees to deliver or return to the Company, at the Company’s request at any time or upon termination or expiration of Executive’s employment, all documents, computer tapes and disks, plans, initiatives, strategies, records, lists, data, drawings, prints, notes and written information (and all copies thereof) created by or on behalf of the Company or its subsidiaries or affiliates or prepared by Executive in the course of Executive’s employment by the Company.

As used herein, the term “Products” and “Services” shall include all products and “Services” offered for sale and marketed by the Company during the Term and any other products and services which the Company has taken concrete steps to offer for sale, but has not yet commenced marketing, during or prior to the Term.

(b) Legitimate Business Interests. The Executive recognizes that the Company has legitimate business interests to protect and consequently, the Executive agrees to the restrictions contained in this Agreement because they further the Company’s legitimate business interests. These legitimate business interests include, but are not limited to (i) trade secrets, (ii) valuable confidential business, technical, and/or professional information that otherwise may not qualify as trade secrets, including, but not limited to, all Confidential Information; (iii) substantial, significant, or key, relationships with specific prospective or existing customers, vendors or suppliers; (iv) customer goodwill associated with the Company’s business; and (v) specialized training relating to the Company’s technology, Products, methods, operations and procedures.

(c) Confidentiality. During and for a period of one (1) year after termination of employment, the Confidential Information shall be held by the Executive in confidence and shall not, without the prior express written consent of the Company, be disclosed to any person other than in connection with the Executive’s employment by the Company. The Executive further acknowledges that such Confidential Information as is acquired and used by the Company and subsidiaries or affiliates is a special, valuable and unique asset. The Executive shall exercise the highest degree of care to protect the integrity of the Company’s Confidential Information and to keep it confidential whether it is in written form, on electronic media, oral, or otherwise. The Executive shall not copy any Confidential Information except to the extent necessary to his employment nor remove any Confidential Information or copies thereof from the Company’s premises without the Company’s consent. All records, files, materials and other Confidential Information obtained by the Executive in the course of his employment with the Company are confidential and proprietary and shall remain the exclusive property of the Company and/or its customers, as the case may be. The Executive shall not, except in connection with and as required by his performance of his duties under this Agreement, for any reason use for his own benefit or the benefit of any person or entity with which he may be associated or disclose any such Confidential Information to any person, firm, corporation, association or other entity for any reason or purpose whatsoever without the prior express written consent of the Company. The Executive’s obligations of confidentiality under this Section 7 will remain in effect for a period of one year after termination of the Executive’s employment.

(d) Executive hereby agrees and covenants that Executive shall not, directly or indirectly, engage in, assist or become associated with a Competitive Activity for a period of one year after execution hereof (the “Restricted Period”). For purposes of this Section 4(b): (i) a “Competitive Activity” means, at the time of Executive’s termination, any business or other endeavor in any jurisdiction of a kind being conducted by the Company, including, without limitation, those that are engaged in consumer credit reporting and/or identity theft services in any jurisdiction as of the Effective Date or at any time thereafter; and (ii) Executive shall be considered to have become “associated with a Competitive Activity” if Executive becomes directly or indirectly involved as an owner, principal, employee, officer, director, independent contractor, representative, stockholder, financial backer, agent, partner, advisor, lender, or in any other individual or representative capacity with any individual, partnership, corporation or other organization that is engaged in a Competitive Activity. Notwithstanding the foregoing, Executive may make and retain investments during the Restricted Period, for investment purposes only, in less than one percent (1%) of the outstanding capital stock of any publicly-traded corporation engaged in a Competitive Activity if stock of such corporation is either listed on a national stock exchange or on the NASDAQ National Market System if Executive is not otherwise affiliated with such corporation.

(e) Executive recognizes that he possesses Confidential Information about other employees, officers, directors, agents, consultants and independent contractors of the Company and its subsidiaries or affiliates relating to their education, experience, skills, abilities, compensation and benefits, and inter-personal relationships with suppliers to and customers of the Company and its subsidiaries or affiliates. Executive recognizes that the information he possesses about these employees, officers, directors, agents, consultants and independent contractors is not generally known, is of substantial value to the Company and its subsidiaries or affiliates in developing their respective businesses and in securing and retaining customers and will be acquired by Executive because of Executive’s business position with the Company. Executive agrees (i) that, during the Restricted Period, Executive will not, directly or indirectly, hire or solicit or recruit the employment or services of (i.e., whether as an employee, officer, director, agent, consultant or independent contractor), or encourage to change such person’s relationship with the Company or any of its subsidiaries or affiliates, any employee, officer, director, agent, consultant or independent contractor of the Company or any of its subsidiaries or affiliates provided, however, that a general solicitation of the public for employment shall not constitute a solicitation hereunder so long as such general solicitation is not designed to target, or does not have the effect of targeting, any employee, officer, director, agent, consultant or independent contractor of the Company or any of its subsidiaries or affiliates and (ii) that Executive will not convey any Confidential Information or trade secrets about any employees, officers, directors, agents, consultants and independent contractors of the Company or any of its subsidiaries or affiliates to any other person except within the scope of Executive’s duties hereunder.

(f) During the Restricted Period, Executive shall not, without the prior written consent of the Company, directly or indirectly, solicit, attempt to do business with, or do business with any customers of, suppliers (including providers of travel inventory) to, business partners of or business affiliates of the Company or any of its subsidiaries or affiliates (collectively, “Trade Relationships”) on behalf of any entity engaged in a Competitive Activity, or encourage (regardless of who initiates the contact) any Trade Relationship to use the services of any competitor of the Company or its subsidiaries or affiliates, or encourage any Trade Relationship to change its relationship with the Company or its subsidiaries or affiliates.

(g) All Executive Developments by Executive are made for the Company. “Executive Developments” means any idea, discovery, invention, design, method, technique, improvement, enhancement, development, computer program, machine, algorithm or other work or authorship that (i) relates to the business or operations of the Company or any of its subsidiaries or affiliates, or (ii) results from or is suggested by any undertaking assigned to the Executive or work performed by the Executive for or on behalf of the Company or any of its subsidiaries or affiliates, whether created alone or with others, during or after working hours. All Confidential Information and all Executive Developments shall remain the sole property of the Company or any of its subsidiaries or affiliates. The Executive shall acquire no proprietary interest in any Confidential Information or Executive Developments developed or acquired during the Term. To the extent the Executive may, by operation of law or otherwise, acquire any right, title or interest in or to any Confidential Information or Executive Development, the Executive hereby assigns to the Company all such proprietary rights. The Executive shall, both during and after the Term, upon the Company’s request, promptly execute and deliver to the Company all such assignments, certificates and instruments, and shall promptly perform such other acts, as the Company may from time to time in its discretion deem necessary or desirable to evidence, establish, maintain, perfect, enforce or defend the Company’s rights in Confidential Information and Executive Developments.

(h) If it is determined by a court of competent jurisdiction that any restriction in this Section  is excessive in duration or scope or is unreasonable or unenforceable under the laws of that state, it is the intention of the parties that such restriction may be modified or amended by the court to render it enforceable to the maximum extent permitted by the law of that state.

(i) Disparagement. The Executive will not in any communication with any person or entity including, but not limited to, any actual or potential Executive, customer, consultant, independent contractor, investor, lender, service provider or supplier of the Company or any third party media outlet, make any derogatory, disparaging, critical or negative statements – orally, written or otherwise – against the Company, its subsidiaries, any of its directors, officers, agents, employees, attorneys, consultants, contractors, shareholders or affiliates (or any of their respective directors, officers, agents, employees or contractors); however, it is acknowledged by Executive that this Agreement does not prohibit him from reporting possible violations of U.S. federal law or regulation to any governmental agency or regulatory authority including, but not limited to, the SEC or from making other disclosures that are protected under the whistleblower provisions of U.S. federal laws or regulations.

(j) On or before the Termination Date, Executive agrees to return to the Company any and all records, files, notes, memoranda, reports, work product and similar items, and any manuals, drawings, sketches, plans, tape recordings, computer programs, disks, hard drives, cassettes and other physical representations of any information, relating to the Company, or any of its affiliates, whether or not constituting confidential information, and he will return to the Company any other property, including but not limited to a laptop computer, belonging to the Company, no later than the Termination Date.

8.	Equitable Relief.

(a) The Company and the Executive recognize that the services to be rendered under this Agreement by the Executive are special, unique and of extraordinary character, and that if the Executive, without the prior express consent of the Company, takes any action in violation of Section 7, the Company shall be entitled to institute and prosecute proceedings in any court of competent jurisdiction referred to in Section 8(b) below, to enjoin the Executive from breaching the provisions of Section 7. In such action, the Company shall not be required to plead or prove irreparable harm or lack of an adequate remedy at law or post a bond or any security. Executive expressly agrees and understands that the remedy at law for any breach by Executive of this Agreement would injure the Company, be inadequate to compensate the Company and that damages flowing from such breach are not usually susceptible to being measured in monetary terms. Executive therefore consents to the issuance to the Company of a preliminary and/or permanent injunction, without the posting of a bond, to restrain any such breach or threatened breach. Accordingly, it is acknowledged that upon Executive’s violation of any provision of this Agreement, the Company shall be entitled to an equitable accounting of all profits or benefits arising out of such violation. Additionally, in the event Executive breaches or threatens to breach any of the covenants, promises obligations contained in this Agreement, the Company shall be entitled to recover from Executive all costs and fees (including reasonable attorney fees) incurred by the Company in connection with enforcing this Agreement. Nothing in this Section shall be deemed to limit the Company’s remedies at law or in equity for any breach by Executive of any of the provisions of this Agreement, which may be pursued by or available to the Company.

(b) Any action must only be commenced in the state or federal courts located in Palm Beach County. The Executive and the Company irrevocably and unconditionally submit to the exclusive jurisdiction of such courts and agree to take any and all future action necessary to submit to the jurisdiction of such courts. Final judgment against the Executive or the Company in any such suit shall be conclusive and may be enforced in other jurisdictions by suit on the judgment, a certified or true copy of which shall be conclusive evidence of the fact and the amount of any liability of the Executive or the Company therein described, or by appropriate proceedings under any applicable treaty or otherwise.

9.              Conflicts of Interest. While employed by the Company, the Executive shall not, unless approved by the Chairman of the Board of Directors of the Company, directly or indirectly:

(a) participate as an individual in any way in the benefits of transactions with any of the Company’s suppliers, vendors, or customers, including, without limitation, having a financial interest in the Company’s suppliers, vendors, or customers, or making loans to, or receiving loans, from, the Company’s suppliers, vendors, or customers;

(b) realize a personal gain or advantage from a transaction in which the Company has an interest or use information obtained in connection with the Executive’s employment with the Company for the Executive’s personal advantage or gain; or

(c) accept any offer to serve as an officer, director, partner, consultant, manager with, or to be employed in a professional, medical, technical, or managerial capacity by, a person or entity which does business with the Company.

10.            Assignability. The rights and obligations of the Company under this Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Company, provided that such successor or assign shall acquire all or substantially all of the securities or assets and business of the Company. The Executive’s obligations hereunder may not be assigned or alienated and any attempt to do so by the Executive will be void.

11.            Severability. If any provision of this Agreement otherwise is deemed to be invalid or unenforceable or is prohibited by the laws of the state or jurisdiction where it is to be performed, this Agreement shall be considered divisible as to such provision and such provision shall be inoperative in such state or jurisdiction and shall not be part of the consideration moving from either of the parties to the other. The remaining provisions of this Agreement shall be valid and binding and of like effect as though such provisions were not included.

12.           Notices and Addresses. All notices, offers, acceptance and any other acts under this Agreement (except payment) shall be in writing, and shall be sufficiently given if delivered to the addressees in person, by FedEx or similar receipted delivery (for next business day delivery) or by e-mail delivery (in which event a copy shall immediately be sent by FedEx or similar receipted delivery (for next business day delivery)), as follows:

To the Company: Fraud Protection Network, Inc.

__________________

__________________

Edward Margolin

Email: __________________

With a Copy to:

__________________

__________________

__________________

To the Executive: David Hexter

__________________

__________________

Email: __________________

or to such other address, as either of them, by notice to the other may designate from time to time.

13.            Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The execution of this Agreement may be by actual or pdf signature.

14.           Attorneys’ Fees. In the event that there is any controversy or claim arising out of or relating to this Agreement, or to the interpretation, breach or enforcement thereof, and any action or proceeding is commenced to enforce the provisions of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and expenses (including such fees and costs on appeal).

15.           Governing Law. This Agreement and any dispute, disagreement, or issue of construction or interpretation arising hereunder whether relating to its execution, its validity, the obligations provided therein, or performance shall be governed or interpreted according to the internal laws of the State of Florida without regard to choice of law considerations.

16.           Entire Agreement. This Agreement constitutes the entire Agreement between the parties and supersedes all prior oral and written agreements between the parties hereto with respect to the subject matter hereof. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, except by a statement in writing signed by the party or parties against which enforcement or the change, waiver discharge or termination is sought.

17.           Additional Documents. The parties hereto shall execute such additional instruments as may be reasonably required by their counsel in order to carry out the purpose and intent of this Agreement and to fulfill the obligations of the parties hereunder.

18.           Section and Paragraph Headings. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

19.	Section 409A.

(a) Notwithstanding anything to the contrary contained in this Agreement, if at the time of the Executive’s separation from service within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), the Company determines that the Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that the Executive becomes entitled to under this Agreement on account of the Executive’s separation from service would be considered deferred compensation subject to the 20% additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (i) six months and one day after the Executive’s separation from service, or (ii) the Executive’s death (the “Six Month Delay Rule”).

(b)  For purposes of this Section, amounts payable under the Agreement should not be considered a deferral of compensation subject to Section 409A to the extent provided in Treasury Regulation Section 1.409A-1(b)(4) (i.e., short-term deferrals), Treasury Regulation Section 1.409A-1(b)(9) (i.e., separation pay plans, including the exception under subparagraph (iii)), and other applicable provisions of Treasury Regulations Sections 1.409A-1 through A-6.

(c) To the extent that the Six Month Delay Rule applies to payments otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of the Six Month Delay Rule, and the balance of the installments shall be payable in accordance with their original schedule.

(d) To the extent that the Six Month Delay Rule applies to the provision of benefits (including, but not limited to, life insurance and medical insurance), such benefit coverage shall nonetheless be provided to the Executive during the first six months following his separation from service (the “Six Month Period”), provided that, during such Six-Month Period, the Executive pays to the Company, on a monthly basis in advance, an amount equal to the Monthly Cost (as defined below) of such benefit coverage. The Company shall reimburse the Executive for any such payments made by the Executive in a lump sum not later than 30 days following the sixth month anniversary of the Executive’s separation from service. For purposes of this subparagraph, “Monthly Cost” means the minimum dollar amount which, if paid by the Executive on a monthly basis in advance, results in the Executive not being required to recognize any federal income tax on receipt of the benefit coverage during the Six Month Period.

(e) The parties intend that this Agreement will be administered in accordance with Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. The parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.

(f) The Company makes no representation or warranty and shall have no liability to the Executive or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

Signature Page To Follow

IN WITNESS WHEREOF, the Company and the Executive have executed this Agreement as of the date and year first above written.

FRAUD PROTECTION NETWORK, INC.

By: _____________________________

Edward Margolin, Chief Executive Officer

EXECUTIVE: ________________________

___________________________

David Hexter